NIXON PEABODY LLP
                                100 Summer Street
                        Boston, Massachusetts 02110-2131


                                William E. Kelly
                           Direct Dial: (617) 345-1195
                           Direct Fax: (866) 743-4899


                                  May 17, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:    Russell Mancuso, Esq.
              Timothy Buchmiller, Esq.

         Re:  Biophan Technologies, Inc.
              Registration Statement on Form S-3
              File No. 333-130920


Ladies and Gentlemen:

      On behalf of Biophan Technologies, Inc. (the "Company") we are herewith submitting for filing pursuant to the Securities Act of 1933, Amendment No. 2 to the above-referenced Registration Statement (the "Registration Statement"). This filing has been marked in accordance with Rule 310 of Regulation S-T in order to show changes from Amendment No. 1 to the Registration Statement, filed on May 2, 2006.

      Amendment No. 2 reflects (i) the incorporation by reference of the Company's annual report on Form 10-K for the fiscal year ended February 28, 2006, which was filed with the Commission on May 15, 2006, (ii) the deletion of references to the Company's annual report on Form 10-KSB for the fiscal year ended February 28, 2005 and to other filings made by the Company under the Securities Exchange Act of 1934 on Forms 10-Q and 8-K prior to February 28, 2006 and (iii) updating of information regarding the market price for the Company's Common Stock and certain other information included in the Registration Statement.

      The Company is today submitting to the Commission a request that the effectiveness of the Registration Statement, as amended by Amendment No. 2, be accelerated to 4:30 P.M. on May 18, 2006 or as soon thereafter as practicable.

Securities and Exchange Commission
May 17, 2006
Page 2


      If you require any further information, please contact the undersigned at
(617) 345-1195.

                                Very truly yours,

                                /s/ William E. Kelly
                                ----------------------------------------
                                William E. Kelly

cc:   Darryl L. Canfield (Chief Financial Officer)